

April 6, 2020

<u>Via E-mail</u>

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re:** **TEGNA Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed March 31, 2020 by Standard General L.P., et al.**
> **File No. 001-06961**

Dear Mr. de Wied:

We have reviewed the above-captioned filing and have the following comment.

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

   - "The Company lags the operating margins and retransmission rates of its leading pure-play peers. TEGNA's lack of operational prowess is evident from the current performance of stations acquired by TEGNA from Belo during Mr. Lougee's watch. In the years following the acquisition, 9 of the top 11 stations acquired lost market share and are now ranked lower in their respective markets."

   - "TEGNA paid excessive prices for the stations it acquired and did not create duopolies, which is the source of efficiencies and synergies that management originally touted as a rationale for industry consolidation. Share repurchases would have been much more accretive."

   - "This annual meeting is a referendum on the current Board's stewardship."

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Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions